UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 Amendment No. 1

                    Under the Securities Exchange Act of 1934

                               Aradyme Corporation
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   03850 Y 100
 -------------------------------------------------------------------------------
                                 (CUSIP Number)

              Jenkins Family Trust, 11291 South Palisade View Dr.,
                     South Jordan, UT 84095, (801)446-8433
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            (Name, Address and Telephone Number of Person Authorized
                     To Receive Notices and Communications)

                   March 31, 2003 / Amended: January 29, 2004
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP 03850 Y 100                                              Page 2 of 3 Pages
-----------------                                              -----------------

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 1     NAME OF REPORTING PERSON Jenkins Family Trust

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON N/A
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 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                     (b) [ ]
       N/A
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 3     SEC USE ONLY

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 4     SOURCE OF FUNDS

       OO-See Item 3 and 4
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 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                               [ ]
       N/A

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 6     CITIZENSHIP OR PLACE OF ORGANIZATION

       United States citizen
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                            7    SOLE VOTING POWER
      NUMBER OF                  0
        SHARES            ------------------------------------------------------
     BENEFICIALLY           8    SHARED VOTING POWER
       OWNED BY                   N/A
         EACH             ------------------------------------------------------
      REPORTING             9    SOLE DISPOSITIVE POWER
        PERSON                   0
         WITH             ------------------------------------------------------
                           10    SHARED DISPOSITIVE POWER
                                 N/A
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11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       0
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12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       N/A                                                              [ ]

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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       0%

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14     TYPE OF REPORTING PERSON

       OO-Family LLC
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

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CUSIP 03850 Y 100                                              Page 2 of 3 Pages
-----------------                                              -----------------

Item 1. Security and Issuer

         Common stock, $0.001 par value

Item 2. Identity and Background

         (a) The name of the entity filing this statement is the Jenkins Family Trust ("reporting person");

         (b) The reporting person's business address is 677 East 700 South, Suite 201, American Fork, Utah 84003;

         (c) The reporting person is a family investment entity with no active operations;

         (d) The reporting person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

         (e) The reporting person has not, during the last five years, been a party to any civil proceeding; and

         (f)  The reporting person is a Utah trust.


Item 3. Source and Amount of Funds or Other Consideration

         On January 29, 2004, the reporting person sold, in a private transaction, all of its 2,900,000 shares then owned for $150,000 in cash.

Item 4. Purpose of Transaction

         The January 29, 2004, transaction disposed of all of the reporting person's interest in the Issuer.

         For a description of the transaction, see Item 3.

Item 5. Interest in Securities of the Issuer

         The reporting person no longer has any voting and dispositive power over any shares of common stock for the Issuer. For a description of the transaction, see Item 3.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         On January 29, 2004 the reporting person agreed to sell all of its shares in the Issuer.

Item 7. Material to Be Filed as Exhibits

         None


                                   Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                 Jenkins Family Trust

Date                                               /s/ R. Bret Jenkins
------------                                     ---------------------------
2/18/04                                          By:  R. Bret Jenkins